UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:  March 28, 2001

TRADER.COM N.V.
(Exact name of registrant as specified in its charter)
The Netherlands
(State or other jurisdiction of incorporation)
0-30676
(Commission File Number)
Not Applicable
(IRS Employer Identification No.)

Overschiestraat 61
1062 WD Amsterdam, The Netherlands
011-31-20-511-1899
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [ X ]            Form 40-F  [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

No         [ X ]            Yes           [  ]
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-__________.



TRADER.COM N.V.
FORM 6-K
TRADER.COM N.V., a corporation incorporated under the laws of The Netherlands ("Trader.com"), issued a press release dated March 28, 2001 announcing the Annual Results for the Year 2000. The Press release is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.
Any statements contained in the press release and the condensed consolidated / combined financial statements of Trader.com N.V. that are not historical facts are forward-looking statements.
In particular, statements using the words "will", "plans," "expects," "believes," "anticipates," or like terms are by their nature predictions based upon current plans, expectations, estimates, and assumptions. These statements are subject to a number of risks and uncertainties that could significantly affect outcomes, which may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such forward-looking statements.
Specific risks applicable to such forward-looking statements include risks associated with the failure to conclude any proposed agreement and/or changing conditions in the marketplace. Other risks and uncertainties associated with the businesses of Trader.com may be reviewed in Trader.com's public filing on Form F-1 and the 1999 Annual Report on Form 20-F.
These documents are publicly on file with the U.S. Securities and Exchange Commission.


EXHIBITS
Exhibit No.	Exhibit
99.1 Annual Results for the Year 2000 Press Release, dated March 28, 2001


SIGNATURES
Pursuant to the requirements of
the Securities Exchange Act of 1934,
the registrant has duly caused
this report to be signed on its behalf
by the undersigned hereunto duly authorized.

	TRADER.COM N.V.
	(Registrant)

	By:

	Name:  Mr. Francois Jallot
	Title:    CFO

Date : March 28, 2001


EXHIBIT INDEX
Exhibit No.	Exhibit
99.1 Annual Results for the Year 2000 Press Release, dated March 28, 2001